Exhibit 99.1

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that Mr C F Knott, a Non-Executive Director, has informed the Company that he has stepped down from the Board of Directors of Imperial Chemical Industries PLC with effect from 2 March 2007.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Mr Knott.

T Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com